SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           ---------------------------

                                SCHEDULE 14D-1/A
                                (Amendment No. 1)

                             TENDER OFFER STATEMENT
                          Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                           ---------------------------

                                 NCL HOLDING ASA
                            (Name of Subject Company)

                                 ARRASAS LIMITED

                                       and

                                STAR CRUISES PLC
                                    (Bidders)

                                 Ordinary Shares
                       (nominal value NOK 2.30 per share)

                                       and

       American Depositary Shares, each representing four Ordinary Shares
                         (Title of Class of Securities)

                            492693 (Ordinary Shares)
 628854310 (American Depositary Shares, each representing four Ordinary Shares)
                      (CUSIP Number of Class of Securities)
                          ----------------------------

                                   Gerard Lim
                                Star Cruises PLC
                            Suite 1503, Ocean Centre
                                  5 Cantor Road
                              Tsimshatsui, Kowloon
                                 Hong Kong, SAR
                                011-603-309-2600

       (Name, Address and Telephone Number of Person Authorized to Receive
                Notices and Communications on Behalf of Bidders)

                          Copies of Communications to:

                               Daniel S. Sternberg
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000
                           ---------------------------

CUSIP NO. 492693 (Shares) and 628854310 (American Depositary Shares)



1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Person Above

    Arrasas Limited

2.  Check the Appropriate Box if a member of a Group                      (a)|X|
                                                                          (b)|_|

3.  SEC Use Only

4.  Sources of Funds

    AF, BK, WC

5.  Check if Disclosure of Legal Proceedings is Required Pursuant
    to Items 2(e)or 2(f)                                                     |_|

6.  Citizenship or Place of Incorporation

    Isle of Man

7.  Aggregate Amount Beneficially Owned by Each Reporting Person

    125,904,529 (1)

8.  Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares     |_|

9.  Percent of Class Represented by Amount in Row (7)

    Approximately 49.9%

10. Type of Reporting Person

    CO

--------

(1) Of these Shares, 96,794,329 are owned by Arrasas Limited, a wholly owned subsidiary of Star Cruises PLC, 10,300,000 are owned by Resorts World Limited, 2,810,200 are owned by Genting Overseas Holdings Limited and 6,000,000 are owned by Palomino Limited. Because each of Arrasas Limited, Resorts World Limited, Genting Overseas Holdings Limited and Palomino Limited are affiliates of Star Cruises PLC, Star Cruises PLC may be deemed to beneficially own the Shares held by such entities.

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Person Above

    Star Cruises PLC

2.  Check the Appropriate Box if a member of a Group                      (a)|X|
                                                                          (b)|_|

3.  SEC Use Only

4.  Sources of Funds

    Not applicable

5.  Check if Disclosure of Legal Proceedings is Required Pursuant
    to Items 2(e)or 2(f)                                                     |_|

6.  Citizenship or Place of Incorporation

    Isle of Man

7.  Aggregate Amount Beneficially Owned by Each Reporting Person

    125,904,529 (2)

8.  Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares     |_|

9.  Percent of Class Represented by Amount in Row (7)

    Approximately 49.9%

10. Type of Reporting Person

    CO

---------

(2) Of these Shares, 96,794,329 are owned by Arrasas Limited, a wholly owned subsidiary of Star Cruises PLC, 10,300,000 are owned by Resorts World Limited, 2,810,200 are owned by Genting Overseas Holdings Limited and 6,000,000 are owned by Palomino Limited. Because each of Arrasas Limited, Resorts World Limited, Genting Overseas Holdings Limited and Palomino Limited are affiliates of Star Cruises PLC, Star Cruises PLC may be deemed to beneficially own the Shares held by such entities.

     This Amendment No. 1 (this "Amendment") amends the Schedule 14D-1 Tender Offer Statement (the "Statement") dated January 13, 2000 of Arrasas Limited, an Isle of Man company (the "Offeror") and a wholly owned subsidiary of Star Cruises PLC ("Star), filed in connection with the Offeror's offer to purchase all of the outstanding ordinary shares, nominal value Norwegian Kroner ("NOK")
2.30 per share (the "Shares"), of NCL Holding ASA ("NCL"), that are held by U.S. Persons (as defined in Regulation S under the Securities Act of 1933, as amended), at a purchase price of NOK 35 per Share net to the seller in cash, without interest thereon, and all outstanding American Depositary Shares of NCL, each representing four Shares, at a purchase price of NOK 140 per ADS net to the seller in cash, without interest thereon, both upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 13, 2000 (the "Offer to Purchase") and the related Letter of Transmittal and Acceptance Form. This Amendment is being filed on behalf of the Offeror and Star.

     Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase and the Statement.

Item 10. Additional Information.

     Item 10(a) is hereby amended and supplemented by adding the following paragraph:

     (a) On January 12, 2000, Star obtained an ex parte order (the "Order") from the Oslo Probate Court prohibiting NCL from issuing any new Shares pursuant to the power of attorney granted to the Board by the general shareholders' meeting of June 10, 1998, prior to February 5, 2000 and sought an order against the official company register to prevent the registration of any Shares so issued.

     On January 18, 2000, Star and NCL entered into an agreement to settle the proceeding begun by Star (the "Settlement"), which has been registered with the Oslo Probate Court. In the Settlement, NCL has agreed that the NCL Board is prohibited from resolving to issue, issuing or registering the issuance, of any new Shares pursuant to the power of attorney granted to the Board by the general shareholders' meeting of June 10, 1998, prior to the conclusion of NCL's next general shareholders' meeting (currently scheduled for February 4, 2000), except for (i) up to 5,025,910 Shares issuable on the exercise of currently outstanding employee stock options granted under NCL's 1997 Share Incentive Plan and (ii) Shares issued to fulfill NCL's obligations upon conversion of the Convertible Bonds. Star has agreed to withdraw its petition for an injunction against the company register and not to seek to prohibit the issuance of Shares permitted by the Settlement. A translation of the Settlement is attached hereto as Exhibit
(c)(1) and is incorporated herein by reference.

Item 11. Material to be filed as Exhibits.

     The following item (c)(1) is hereby added to the material previously filed as exhibits.

     (c)(1) Settlement Agreement between NCL Holding ASA and Star Cruises PLC, dated January 18, 2000.

                                                                  Exhibit (C)(1)
                                                                  --------------



                 Text of Settlement Agreement, dated January 18,
                     2000, between Star Cruises PLC and NCL
                                   Holding ASA


1. Subject to Section 2 hereof, from the date hereof until the next general shareholders' meeting of NCL Holding ASA ("NCL"), which is scheduled to take place on February 4, 2000, has been held, the Board of Directors of NCL is prohibited from resolving to issue, issuing or registering the issuance of any shares pursuant to the power of attorney granted to the Board by the general shareholders' meeting of June 10, 1998.

2. Notwithstanding the foregoing, the Board of NCL is authorized to resolve to issue, issue or register the issuance of shares pursuant to the power of attorney granted to the Board by the general meeting of June 10, 1998, to the extent necessary to fulfil NCL's contractual obligations in respect of stock options granted to employees of NCL or its subsidiaries pursuant to NCL's Share Incentive Plan of 1997, up to a maximum of 5,025,910 shares of NCL.

     In addition, the Board of NCL is authorized to issue shares of NCL upon the conversion of bonds issued by NCL, to the extent necessary to fulfil NCL's obligations in respect of the loan approved by the extraordinary shareholders' general meeting of April 14, 1999.

3. Star shall promptly withdraw its petition for injunction against the company register, seeking to prevent the registration of share issuances resolved by the Board of NCL. Star also undertakes not to seek to prohibit or otherwise hinder the issuance of shares of NCL permitted by Section 2 above.

4. Case 00-49 D before the Oslo Probate Court is voluntarily dismissed.

5. The parties shall cover their own expenses in respect of the case.


                                                         Dated: January 18, 2000


     The undersigned hereby represent that to the best of their knowledge the above is a fair and accurate English translation of the settlement agreement between Star Cruises PLC and NCL Holding ASA, dated January 18, 2000.

                                               ARRASAS LIMITED


                                               By: /s/Gerard Lim
                                                   -------------
                                                   Name:  Gerard Lim
                                                   Title: Director


                                               STAR CRUISES PLC


                                               By: /s/Lim Kok Thay
                                                   ---------------
                                                   Name:  Lim Kok Thay
                                                   Title: Director

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2000



                                               ARRASAS LIMITED


                                               By: /s/ Gerard Lim
                                                   --------------
                                                   Name:  Gerard Lim
                                                   Title: Director


                                               STAR CRUISES PLC


                                               By: /s/ Lim Kok Thay
                                                   ----------------
                                                   Name:  Lim Kok Thay
                                                   Title: Director